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February 1, 2019	Renee E. Laws
T +1 617 235 4975
renee.laws@ropesgray.com

BY EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds (Registration Nos. 333-84639 and 811-09521)

Ladies and Gentlemen:

On behalf of AMG Funds (the “Trust”), we are filing today through EDGAR, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, a copy of the Trust’s preliminary proxy statement relating to its April 16, 2019 combined special meeting of stockholders of AMG GW&K Trilogy Emerging Markets Equity Fund (formerly AMG Trilogy Emerging Markets Equity Fund) and AMG GW&K Trilogy Emerging Wealth Equity Fund (formerly AMG Trilogy Emerging Wealth Equity Fund) (each, a “Fund”). The meeting is being called for the purposes described in the enclosed proxy statement. Copies of the proxy statement are expected to be mailed to the Funds’ shareholders beginning on or about February 19, 2019.

Please direct any questions concerning this filing to the undersigned at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws